UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Holding(s) in Company dated August 04, 2022

99.1

4 August 2022

Haleon plc

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BMX86B70

Issuer Name
Haleon plc

UK or Non-UK Issuer
UK

2. Reason for Notification

Other

Comments
Change of nominee shareholder from Wealth Nominees Limited to N.Y. Nominees Limited. See section 11 (additional information).

3. Details of person subject to the notification obligation

Name
Pfizer Inc.

City of registered office (if applicable)
New York

Country of registered office (if applicable)
United States of America

4. Details of the shareholder

Name	City of registered office	Country of registered office
Guaranty Nominees Limited	Bournemouth, United Kingdom	United Kingdom
N.Y. Nominees Limited	London, United Kingdom	United Kingdom

5. Date on which the threshold was crossed or reached

03-Aug-2022

6. Date on which Issuer notified

03-Aug-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	32.000000	0.000000	32.000000	2955063626
Position of previous notification (if applicable)	32.000000	0.000000	32.000000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BMX86B70		2364050902		25.600000
Restricted ADRs		591012724		6.400000
Sub Total 8.A	2955063626		32.000000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

In relation to section 2 (reason for the notification), this notification is for information purposes only in relation to the transfer of Pfizer Inc. ("Pfizer")'s 2,364,050,902 ordinary shares in the capital of Haleon plc ("Haleon"), which were initially held by Wealth Nominees Limited as nominee holding on behalf of Pfizer, to N.Y. Nominees Limited as nominee holding on behalf of Pfizer. This transfer completed on 3 August 2022. Since our last notification on 18 July 2022, there have been no change to the number of voting rights in Haleon held by Pfizer, and Pfizer has not crossed any shareholding thresholds.

12. Date of Completion

03-Aug-2022

13. Place Of Completion

New York, USA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: August 04, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary